SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

Audience, Inc.

(Name of Subject Company)

Audience, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05070J102

(CUSIP Number of Class of Securities)

Peter B. Santos

President and Chief Executive Officer

Audience, Inc.

3341 Fairchild Drive

Mountain View, California 94043

(650) 254-2800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Michael J. Danaher, Esq.

Julia Reigel, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-6811

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Audience, Inc., a Delaware corporation (“Audience”), filed with the Securities and Exchange Commission (the “SEC”) on May 19, 2015 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 and this Amendment relate to the tender offer by Orange Subsidiary, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Knowles Corporation, a Delaware corporation (“Knowles”), to acquire all of the issued and outstanding shares of Audience’s common stock, $0.001 par value per share (the “Audience shares”), in exchange for the “offer consideration” (as defined in the Schedule 14D-9), and upon the terms and subject to the conditions set forth in the prospectus/offer to exchange (the “prospectus/offer to exchange”), which is part of a Registration Statement on Form S-4 that Knowles filed on May 19, 2015 (as amended or supplemented from time to time) with the SEC, and which, with the related letter of transmittal, together constitute the “offer.” The offer is described in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended from time to time, the “Schedule TO”), filed by Purchaser and Knowles with the SEC on May 19, 2015.

Capitalized and other terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8, Additional Information, of the Schedule 14D-9 is hereby amended and supplemented by adding a new subsection entitled “Completion of the Offer” after the subsection entitled “Extension of the Offer” and immediately prior to the subsection entitled “Merger-Related Consideration” as follows:

“Completion of the Offer

The offer expired at 12:00 midnight (one minute after 11:59 p.m.), Eastern Time, on June 30, 2015. Based on preliminary information from the exchange agent for the offer, 21,349,817 Audience shares, representing over 89.1 percent of the outstanding Audience shares as of the close of business on June 30, 2015, were validly tendered and not validly withdrawn prior to the expiration of the offer, including 1,534,095 of such Audience shares that were tendered pursuant to the offer’s guaranteed delivery procedure. The Minimum Tender Condition (as defined in the merger agreement) and all other conditions to the offer having been satisfied, Purchaser accepted for payment all Audience shares that were validly tendered and not validly withdrawn pursuant to the offer.

On July 1, 2015, Knowles and Purchaser effected the merger as a short-form merger under Delaware law, Section 251(h) of the DGCL, pursuant to which Purchaser merged with and into Audience, with Audience continuing as the surviving corporation and a wholly owned subsidiary of Knowles.

At the effective time, each outstanding Audience share that was outstanding immediately prior to the effective time and not validly tendered pursuant to the offer (other than (i) Audience shares owned by Knowles, Purchaser or Audience, or by any direct or indirect wholly owned subsidiary of Knowles, Purchaser or Audience and (ii) Audience shares held by Audience stockholders, if any, who have validly asserted appraisal rights under the DGCL) was cancelled and extinguished and automatically converted into the right to receive the offer consideration. As a result of the merger, Audience shares ceased to be publicly traded and Audience became wholly owned by Knowles.

As promptly as practicable following the consummation of the merger, Knowles intends to cause all Audience shares to be delisted from the NASDAQ Global Select Market and deregistered under the Exchange Act, after which Audience will no longer have reporting obligations under the Exchange Act. On July 1, 2015, Knowles issued a press release announcing the expiration and preliminary results of the offer and consummation of the merger. This press release is attached as Exhibit (a)(13) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(13)	Press Release of Knowles Corporation dated July 1, 2015 (incorporated by reference to Exhibit (a)(5)(F) to the Amendment No. 5 to the Schedule TO of Knowles Corporation and Orange Subsidiary, Inc., filed with the SEC on July 1, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUDIENCE, INC.

By:	/s/ Peter B. Santos
Name:	Peter B. Santos
Title:	President and Chief Executive Officer

Dated: July 1, 2015